ABN AMRO CAPITAL MARKETS (USA) LLC

Exemption Report

December 31, 2025

(With Report of Independent Registered

Public Accounting Firm)



Ernst & Young LLP
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Suite 500
Minneapolis, 55402

Tel: +1 (612) 343 1000
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Report of Independent Registered Public Accounting Firm

The Board of Directors and Management of ABN AMRO Capital Markets (USA) LLC

We have reviewed management's statements, included in the accompanying exemption report, in which ABN AMRO Capital Markets (USA) LLC (the Company) stated that:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3 and,

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: 1) securities underwriting and placement; 2) chaperoning foreign broker-dealers pursuant to Rule 15a-6; and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Management is responsible for compliance with 17 C.F.R. § 240.15c3-3 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with 17 C.F.R. § 240.15c3-3. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, pursuant to footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA , other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 26, 2026



ABN AMRO Capital Markets (USA) LLC's Exemption Report

ABN AMRO Capital Markets (USA) LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1)   The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2)   The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: 1) securities underwriting and placement; 2) chaperoning foreign broker-dealers pursuant to Rule 15a-6; and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

ABN AMRO Capital Markets (USA) LLC

We, Alexander Lange and Roger Luo, affirm that, to our best knowledge and belief, this Exemption Report is true and correct.

Alexander Lange

Alexander Lange

President Chief Executive Officer

Roger Luo

Roger Luo

Chief Financial Officer

February 26, 2026